Exhibit 21

LIST OF SUBSIDIARIES

	Jurisdiction or State of	Names Under Which
Subsidiaries	Incorporation	Subsidiary Does Business

Merchants & Marine Bank(1)	Mississippi	Merchants & Marine Bank

(1)	A state chartered bank organized under the laws of the state of Mississippi